HERALD
RESOURCES

RECEIVED
2007 JUN -6 A 8:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

25 May 2007

SUPPL

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

07024170

Re: Rule 12g3-2(b) ***(82-4295)***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Dairi Zinc/Lead Project - Exploration Update

Yours faithfully

PROCESSED
JUN 11 2007
THOMSON
FINANCIAL

M P WRIGHT
Executive Director

dw 6/7

Enc:

exec\corp\asx\alldocs\commout\seccomlt.doc

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 F +61 8 9481 1669 E hrl@herald.net.au W www.herald.net.au

25 May 2007

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

Dairi Project Interests:
Herald 80%
PT Antam 20%

RE: DAIRI ZINC/LEAD PROJECT - EXPLORATION UPDATE

SINAR PAGI

This prospect is located about 20km north from the Anjing Hitam ore-body. (Reserves 6.6MT @ 15% Zn, 9% Pb)

Diamond drilling commenced here in March and the initial hole SPA09D in the Main Lode zone, obtained a significant partly oxidized gross intercept of 28.6m @ 5.1% Pb, 1.2% Zn & 78g/t Ag from 239m depth. Within this, two less oxidized, galena rich zones assayed **6.3m @ 14.5% Pb, 1.4% Zn, 193g/t Ag (6.2 oz/t)**; and **2.5m @ 15.1% Pb, 6.3% Zn & 267g/t Ag (8.6 oz/t).**

In attempting to drill down dip from the latter, hole SPA10D encountered a large cavity which forced abandonment of the hole.

The Main Lode zone is of a different style of mineralization to the "Julu sedex type" to be mined at Anjing Hitam to the south. It appears to be of stratabound quartz–sulphide replacement of dolostone and is more lead-silver rich than the zinc-dominant sedex style.

LAE JEHE

The Lae Jehe Prospect is located about 1.5km north of the Anjing Hitam orebody and 500m from the proposed concentrator site. With existing Resources of 6.5MT @ 11% Zn, 6% Pb, Lae Jehe is the most advanced target to provide future mill feed following the initial 7-year mine life at Anjing Hitam.

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 F +61 8 9481 1669 E hrl@herald.net.au W www.herald.net.au

Lae Jehe Shallows

Follow-up drilling at the SE extremity of the Lae Jehe Shallows trend has resulted in success in hole SOP254D which intercepted two mineralized horizons : **3.47m of massive sulphides** from 75.5m depth **and 2.62m of 70% sulphides intercalated with shale from** 91.6m depth. Assays are awaited. These intercepts are about 100m laterally removed from a wide outcrop of massive sulphides designated Sapurang Anton.

Another hole will be drilled from the same site to intercept the zone about 100m downdip. It is then proposed to test the zone 100m along strike to the SE.

Lae Jehe Deeps

Hole SOP253D, targeting the Upper Mineral Zone at ~200m RL on Lae Jehe section 700N has obtained a **massive sulphide intercept of 6.05m** from 545.55m, not yet assayed. It is not certain yet which horizon has been intercepted and the hole is still in progress below this intercept.

Yours faithfully

MICHAEL P WRIGHT
Executive Director


TANAH PINEM
98°10' E
98°15' E
3°00' N
JUHAR BLOCK
BULULAGA (Pb-Zn-Ag)
LAE MAROMAS (Pb,,Zn)
SINAR PAGI (Pb, Ag)
JUMABATU
TIGA LINGGA BLOCK
LUBUK RAYA (Pb, Zn, Ag)
TIGA LINGGA
2°55' N
2°50' N
PARONGIL
BONGKARAS
SOPOKOMIL
PONDOK GAMBIR
BONGKARAS
BATU KAPUR
LAE JEHE
BASUKI
BASECAMP
ANJING HITAM
LAE PUNCU
MEDAN 160Km
2°45' N
SIDIKALANG
(REGENCY CAPITAL)
SINGKIL 100Km
98°05' E
98°10' E
LOCATION MAP
Medan
MAP AREA
SUMATRA
N
0
5 kilometres
CONTRACT OF WORK
Pb-Zn
LEAD - ZINC MINERALISATION

DAIRI PROJECT

LOCATION PLAN SHOWING

MAJOR LEAD - ZINC PROSPECTS

END